Exhibit 99.16

Scott Wilson Roscoe Postle Associates Inc	Suite 388, 1130 West Pender Street, Vancouver, BC V6E 4A4 T (604) 602-6767 F (604) 602-0235 www.scottwilson.com

CONSENT OF EXPERT
United States Securities and Exchange	Date: March 31, 2009
Commission

Re:

New Gold Inc. (the "Company") Annual Report for the Year Ended December 31, 2008

I, David Rennie, P.Eng., Principal Geologist for Scott Wilson Roscoe Postle Associates Inc., do hereby consent to consent to the inclusion in this annual report on Form 40-F of New Gold Inc., which is being filed with the United States Securities and Exchange Commission, of references to my name in connection with mineral resource estimates for the New Afton Project and to the use of information derived from the technical report entitled "New Afton Project NI 43-101 Independent Technical Report" dated April 2007 and revised on June 22, 2007, included in the Annual Information Form of New Gold Inc. for the financial year ended December 31, 2008.

(Signed) "David Rennie"

David Rennie, P.Eng.
Principal Geologist
Scott Wilson Roscoe Postle Associates Inc.

Email: david.rennie@scottwilson.com